                      BEFORE THE ARIZONA CORPORATION COMMISSION

JIM IRVIN
     CHAIRMAN
TONY WEST
     COMMISSIONER
CARL J. KUNASEK
     COMMISSIONER


 IN THE MATTER OF A REQUEST BY            Docket No.
 NORTHERN STATES POWER COMPANY FOR
 APPROVAL OF A TRANSFER OF GAS            PETITION FOR APPROVAL OF TRANSFER OF
 UTILITY TO A NEWLY INCORPORATED          CC&N, GAS UTILITY ASSETS, WAIVER OF
 SUBSIDIARY AND AFFILIATED INTEREST       COMPLIANCE WITH A.A.C. R14-2-803, AND
 AGREEMENTS.                              APPROVAL OF AFFILIATED INTEREST
                                          AGREEMENTS


I.     INTRODUCTION AND SUMMARY

       Pursuant to Ariz. Rev. Stat. Section 40-285 and related Arizona Administrative Code Rules, A.A.C. R14-2-803 and A.A.C. R14-2-806, Northern States Power Company ("NSP" or the "Company") d/b/a Black Mountain Gas Company requests that the Arizona Corporation Commission ("Commission"): (1) approve the transfer of its certificate of convenience and necessity ("CC&N"), gas utility assets and related liabilities previously owned by Black Mountain Gas Company of Arizona to a newly-formed subsidiary of NSP, which will be named Black Mountain Gas Company ("New BMG"); (2) waive compliance with A.A.C. R14-2-803 for NSP and its affiliates, except to the extent that an organization or reorganization under

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the rule would involve New BMG or any subsidiary subject to the jurisdiction of this Commission; and (3) enter an order indicating that the Commission approval of an Administrative Services Agreement and a Tax Sharing Agreement (the "Agreements") between NSP and the New BMG is not required or, alternatively, approve the Agreements. NSP proposes that the new Agreements be effective on the date New BMG becomes an operating subsidiary of NSP, proposed to be May 1, 1999. Approval of the transfer is necessary because NSP provides public utility gas service within Arizona.

       A.     PRIOR TRANSACTION

       On December 29, 1997, NSP and Black Mountain Gas Company, an Arizona corporation ("Old BMG") entered into a Merger Agreement. The structure of the transaction was for Old BMG to be merged directly into NSP with NSP as the survivor and Old BMG ceasing to exist. At the time of executing the Merger Agreement, NSP believed that such structure was appropriate and required to effectuate the acquisition of Old BMG under the Federal Public Utility Holding Company Act (PUHCA). All regulatory filings associated with the merger were premised on this structure. This Commission approved the merger of Old BMG into NSP by Decision No. 61009,

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dated July 16, 1998, in Docket Nos. G-03493A-98-0017 and G-01970A-98-0017.

       B.     PROPOSED TRANSACTION

       In hindsight, NSP realizes that the corporate structure chosen was not necessarily the best structure. For the reasons explained below, NSP believes the Old BMG operations should be conducted through a wholly-owned subsidiary and not as part of the direct utility operations of NSP. For this reason, NSP is requesting that the Commission issue an Order approving NSP's transfer of the CC&N and gas utility assets associated with the former operations of Old BMG to a newly-formed subsidiary, New BMG. This transfer will benefit the customers of New BMG in Arizona, simplify Commission regulation of New BMG, and allow New BMG to operate more autonomously and at lower cost. Thus, the proposed transaction will serve the public interest.

Further, pursuant to A.A.C. R14-2-806, NSP requests that NSP and its affiliates be granted a waiver from the provisions of certain requirements set forth in A.A.C. R14-2-803, except for those transactions that would involve the New BMG or any subsidiary subject to the jurisdiction of this Commission. The unique circumstances of NSP, its affiliated entities and the New BMG are

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such that the public interest justifies such a waiver.  Finally, NSP requests that the Commission determine that its approval of the Agreements attached to this Petition is not required or, alternatively, approve the Agreements.
NSP's Arizona utility operations will not be adversely affected by these transactions. NSP respectfully requests expedited review of this Petition and seeks approval by mid-April, 1999, so the transaction may be completed by May 1, 1999.

II.    GENERAL FILING INFORMATION

       Pursuant to A.A.C. R14-2-803, NSP submits the following:

       A.     SERVICE ON OTHER PARTIES.

              NSP will serve a copy of this filing on the parties to Docket No. G-03493A-98-0705.

       B.     GENERAL FILING INFORMATION.

              NSP provides the following general information.

              1.     NAME, ADDRESS AND TELEPHONE NUMBER OF UTILITY.

                     Northern States Power Company
                     414 Nicollet Mall
                     Minneapolis, Minnesota 55401
                     (612) 330-5500

              2.     NAME, ADDRESS AND TELEPHONE NUMBER OF UTILITY ATTORNEY.

                     James P. Johnson
                     Northern States Power Company
                     414 Nicollet Mall
                     Minneapolis, Minnesota 55401
                     (612) 330-5889

                     Timothy Berg
                     Theresa Dwyer

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                     Fennemore Craig
                     3003 North Central Avenue
                     Suite 2600
                     Phoenix, Arizona 85012
                     (602) 916-5800

 ........

 ........
              3.     DATE OF FILING AND DATE PROPOSED AGREEMENTS WILL TAKE
                     EFFECT.

              This Petition is being filed on January 25, 1999. NSP requests approval of the proposed transfer and the Agreements effective on the date New BMG becomes an operating subsidiary of NSP, proposed to be May 1, 1999.

              4.     STATUTE CONTROLLING SCHEDULE FOR PROCESSING THE FILING.

              Ariz. Rev. Stat. Section 40-285, A.A.C. R14-2-803 and A.A.C. R14-2-806 govern the substantive criteria for the filing. These provisions establish certain time deadlines for Commission action.

              Pursuant to A.A.C. R14-2-803, initial questions from Commission Staff are due thirty (30) days after filing this petition. The Commission will, within sixty (60) days after filing this petition, determine whether to hold a hearing on the matter or approve the reorganization without a hearing.

              Also, A.A.C. R14-2-806 provides that an application for waiver shall become effective on the 31st date following filing of the application, if the Commission fails to act.

       5.     TITLE OF UTILITY EMPLOYEE RESPONSIBLE FOR FILING.

              Dennis C. Fulton
              Director, Gas Finance and Rates
              Northern States Power Company
              825 Rice Street
              St. Paul, Minnesota 55117
              (651) 229-2259

       All additional information required by the applicable

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Arizona statutes and rules is contained in the remainder of this Petition and attachments thereto.

       If any additional information is required, please contact Timothy Berg at the address and telephone number listed herein.

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III.   THE LEGAL STANDARDS FOR REVIEW

       Ariz. Rev. Stat. Section 40-285, A.A.C. R14-2-803, and A.A.C. R14-2-806
govern the Commission's review of this Petition. A.A.C. R14-2-803(C) provides that:

       At the conclusion of any hearing on the organization or reorganization of a utility holding company, the Commission may reject the proposal if it determines that it would impair the financial status of the public utility, otherwise prevent it from attracting capital at fair and reasonable terms, or impair the ability of the public utility to provide safe, reasonable and adequate service.

A.A.C. R-14-2-806(B) further provides that:

       Any affected entity may petition the Commission for a waiver by filing a verified application for waiver setting forth with specificity the circumstances whereby the public interest justifies noncompliance with all or part of the provisions of this Article.

       In this Petition, NSP will demonstrate that the transactions fully comply with the requirements of these Arizona statutes and rules and are consistent with the public interest. The Parties are undertaking these transactions to create a corporate structure that will be better for NSP, its customers and the customers of New BMG in Arizona. The Parties have structured the transactions so that NSP's Arizona utility operations will not be adversely effected.

IV.    THE PARTIES

       NSP is an investor-owned gas and electric utility incorporated in the state of Minnesota. Its historic service

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area includes parts of Minnesota, Wisconsin, Michigan, North Dakota and South
Dakota. NSP (Minnesota) currently provides natural gas utility service to approximately 400,000 customers in Minnesota, North Dakota and South Dakota. NSP recently established a retail gas operation in South Dakota, and is presently serving less than 10 transportation-only customers pursuant to a tariff on file with the South Dakota PUC, Docket NG97-21, pending approval. NSP also provides electric utility service to about 1.3 million customers in these same states. NSP (Wisconsin), a wholly-owned subsidiary of NSP, provides gas and electric service to approximately 300,000 customers in Wisconsin and Michigan.

       In addition to its utility businesses, NSP, through various subsidiaries, is engaged in non-utility businesses. NRG Energy, Inc. ("NRG"), a Delaware corporation, is a wholly-owned subsidiary of NSP that builds, acquires, owns and operates, either directly or indirectly, through subsidiaries, certain energy-related businesses. Among these businesses are the ownership of 25.37% interest in the Australian State of Victoria's Loy Yang A power plant, a 33% interest in the coal mining, power generation and associated operations of Mitteldutsche Braunkohlengesellschaft mbH, located south of Leipzig, Germany and the ownership of a 37.5% interest in the Gladstone Power Station, a coal-fired plant in Gladstone, Queensland, Australia, which an NRG subsidiary also operates.

       NSP's other subsidiaries include Viking Gas Transmission

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Company ("Viking"), an interstate gas pipeline serving Minnesota, North
Dakota and Wisconsin; Energy Masters International, Inc., an energy services company; Eloigne Company, which invests in affordable housing projects that qualify for low-income housing tax credits under federal tax law; and Seren Innovations, Inc., which provides certain telecommunications services.

       New BMG will be a newly-formed subsidiary of NSP. It will be a corporation incorporated in the State of Minnesota. It will be the recipient of the transfer of NSP's CC&N, gas utility assets and associated liabilities in Maricopa County and Coconino County, Arizona, and will be engaged in business as a local gas distribution company there. New BMG's assets, liabilities and operations are intended to be virtually identical to the assets, liabilities and operations of Old BMG had it continued in existence as a subsidiary of NSP and had not been merged into NSP. New BMG's Cave Creek division will serve about 5,000 natural gas customers in areas in and around Cave Creek, Carefree, Phoenix and Scottsdale. Its Page Division will serve about 1,300 customers in the City of Page through underground distribution of propane vapor. New BMG will also provide propane service to an area in Coconino County, Arizona, through a subsidiary, Lake Powell Propane.

V.     PETITION FOR APPROVAL OF CC&N AND ASSET TRANSFER

       By an Agreement dated December 29, 1997, NSP and Old BMG agreed to merge into a single company, with NSP as the survivor. The Agreement contemplated a "pooling of interests" merger. As

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explained previously, NSP has realized that it would be more appropriate to have the Old BMG operations conducted through a subsidiary on a long-term basis. The purpose of this application is to seek the requisite authority to cause the NSP operations of Old BMG to be transferred to such subsidiary.

       There are several concerns with the current structure under which the Old BMG operations are conducted directly by NSP. The division structure imposes an unnecessary level of complexity to the Commission and NSP in regulating the Old BMG operations and will require NSP to present various issues to the Commission that are irrelevant to Arizona gas ratepayers. For example, under A.R.S. Section 40-301(2), NSP would appear to need Commission approval to issue securities even if the proceeds of the securities are to finance NSP's electric operations in Minnesota, and thus have no bearing on gas service in Arizona. New BMG will focus on serving Arizona gas customers, and will allow the Commission to focus only on Arizona operations.

       In addition, the Old BMG operations make up only 1.4% of total NSP natural gas customers, 3% of total NSP gas investment, and 1.4% of total NSP retail gas revenues. In rate cases for Old BMG's operations in Arizona, NSP would need to segregate the Old BMG assets and financial results from its financial statements. In such rate cases, NSP might also need to create a stand-alone, imputed capital structure for Old BMG in order to determine, among other things, an appropriate return on equity.

       The creation of a subsidiary also will enhance accurate

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allocation of costs to New BMG.  At the present time, NSP is segregating all operating and employee costs of Old BMG's operations from NSP's other gas utility operations and allocating certain NSP corporate costs to the Arizona jurisdiction. Yet, accounting and allocating these various segregated and common expenses is a difficult task that complicates accounting for the costs of the other jurisdiction gas operations. By creating a subsidiary, all direct day-to-day operating expenses of New BMG would be reported in the stand-alone financial statements of New BMG. Any services provided by NSP to New BMG would be charged back pursuant to an Administrative Services Agreement between NSP and New BMG that would be approved, if necessary, by this Commission.

       As part of this restructuring and completion of its acquisitions of the Old BMG operations, NSP is also seeking the approval of the Securities and Exchange Commission ("SEC") under the Public Utility Holding Company Act of 1935, as amended. SEC approval is contingent upon approval of the restructuring of BMG's operations into New BMG by this Commission.

       Appendix A provides the proposed accounting entries for the transfer of the Old BMG assets and liabilities of NSP to New BMG. The transaction will occur at "book value," and NSP will experience no gain or loss associated with the transfer.

VI.    PETITION FOR WAIVER OF A.A.C. R14-2-803

       On September 29, 1998, NSP filed an application for a waiver of compliance with the Commission's Affiliated Interest Rules.

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In Decision No. 61211, Docket No. G-03493A-98-0562, October 29, 1998, the
Commission denied the application for a complete waiver, granting a limited waiver [i.e., partial waivers of A.A.C. R14-2-805(A) and (A)(3), A.A.C. R14-2-805(A)(4), A.A.C. R14-2-805(A)(6), A.A.C. R14-2-805(8), A.A.C.
R14-2-805(10), and A.A.C. R14-2-805(11)] and determined not to waive A.A.C. R14-2-803 because the Commission found, in part, that NSP was not a public utility holding company within the meaning of the rules. The Commission noted that if NSP ever restructured to become or form a holding company, the provisions of A.A.C. R-14-2-803 would apply. SEE Decision No. 61211 at Finding of Fact PARA 14.

       Following completion of the transfer of Old BMG's operation to New BMG, NSP will be a holding company under A.A.C. R14-2-803 and, therefore, NSP again requests a waiver of that rule, except as to an organization or reorganization of the New BMG or any other subsidiary subject to the Commission's jurisdiction. NSP incorporates its request for waiver filed on September 28, 1998 as if fully set forth herein.

       As discussed above, the Old BMG operations make up only 1.4% of total NSP natural gas customers, 3% of total NSP gas investment, and 1.4% of total NSP retail gas revenues. Of the more than two million customers served by NSP, only 7,000 are residents of Arizona. Of the over $2.7 billion revenue NSP reported at the end of 1997, only $6 million came from Arizona operations.

       In addition to being under the jurisdiction of the

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Commission, retail sales rates, services and other aspects of NSP's operations are subject to the jurisdiction of the Minnesota Public Utilities Commission (the "MPUC"), the North Dakota Public Service Commission (the "NDPSC") and the South Dakota Public Utilities Commission (the "SDPUC") within their respective states. The MPUC also possesses regulatory authority over aspects of NSP's financial activities, including security issuances, property transfers within the state of Minnesota when the asset value is in excess of $100,000, mergers with other utilities, and transactions between the regulated Company and its regulated and non-regulated affiliates. NSP-Wisconsin is subject to regulation of similar scope by the Public Service Commission of Wisconsin ("PSCW") and the Michigan Public Service Commission ("MPSC").

Wholesale rates for electric energy sold in interstate commerce, wheeling rates for energy transmission in interstate commerce, the wholesale gas transportation rates of Viking, and certain other aspects of NSP, NSP-Wisconsin, and Viking are subject to the jurisdiction of the Federal Energy Regulatory Commission ("FERC"). NSP also is subject to the jurisdiction of other federal, state, and local environmental agencies in many of its activities.

       NSP is fully cognizant of its responsibility to the Commission and the attendant obligations as a regulated entity to submit to the requirements of lawful regulation. However, NSP respectfully submits that the unique circumstances of NSP and its
                                     -13-
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 . . . . .

affiliated entities are such that the public interest justifies a Waiver of Compliance with A.A.C. R14-2-803.

       A.A.C. R14-2-803 requires prior Commission approval for any utility or affiliate intending to organize a public utility holding company or reorganize an existing public utility holding company. The term "reorganize" is defined in R14-2-801 as "[t]he acquisition or divestiture of a financial interest in an affiliate or a utility, or reconfiguration of an existing affiliate or utility's position in the corporate structure or the merger or consolidation of an affiliate or a utility." If literally applied to the NSP family of companies, prior Commission approval would be necessary for any transaction in which a subsidiary of NSP was either created or dissolved, or which might result in a "reconfiguration of an existing affiliate or utility's position in the corporate structure." The scope of a prior approval requirement based upon this definition could result in several hundred transactions being submitted to the Commission for prior approval even though such transactions had absolutely no effect on NSP's Arizona gas utility operations.

       The sheer volume of the effort required to prepare the notice of intent required by A.A.C. R14-2-803 and the subsequent analysis by the Commission and its Staff would create an unreasonable burden for both NSP and the Commission Staff, particularly since the jurisdictional New BMG operations would not be affected by the filing. Moreover, requiring any affiliate

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of NSP to secure the approval of the Commission for a transaction which does not, in any way, involve NSP or the State of Arizona would have the inevitable effect of seriously impeding the normal conduct of business by NSP entities on both an interstate and international basis.

       As discussed previously, NSP is comprehensively regulated by the MPUC, the NDPSC, the SDPUC, as well as the PSCW, MPSC and FERC. This comprehensive regulatory scheme ensures that NSP's activities are carefully scrutinized. However, the fact that NSP is regulated in multiple jurisdictions clearly indicates the potentially adverse consequences of strict application of the Commission's Affiliated Interest Rules. Such a result could virtually paralyze not only NSP but NSP's various regulated subsidiaries (NSPW and Viking) even though the activities are utility in nature and have no nexus to regulated gas services in the State of Arizona.

       An asserted basis for extending Commission jurisdiction into unrelated activities of NSP or any of its affiliates is the potential impact that such activities could have upon New BMG's cost of capital, thereby having an effect on Arizona operations and ratepayers. However, the creation of the independent operations of a New BMG would, in fact, insulate New BMG from the potential impacts. Moreover, New BMG will be an extremely small portion of NSP's overall operations. As such, indirect impacts on the financial condition of the larger NSP parent would have negligible (if any) effects on New BMG's subsidiary operations.
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  . . . . .

This separation and protection to Arizona ratepayers provides a logical policy reason to approve the proposed transaction.

VII.   PETITION FOR APPROVAL OF AFFILIATED INTEREST AGREEMENTS

       Following completion of the transfer of Old BMG's operations to New BMG, NSP and New BMG will be affiliated interests under Ariz. Rev. Stat.
Section 40-285 and A.A.C. R14-2-803. The parties thus would enter into certain Agreements to define the terms of their relationship. NSP believes that these Agreements do not require Commission approval and asks the Commission to so declare. Alternatively, NSP hereby requests approval of an Administrative Services Agreement and a Tax Sharing Agreement with New BMG.

       Appendix B contains certain documentation required by A.A.C. R14-2-803, including a copy of the Agreements in Attachment 2-A.

       As a result of the NSP/Old BMG merger, NSP provides various corporate and other services to its retail gas operations in Arizona and makes an internal (to
NSP) allocation of costs to the Arizona gas operation, just as NSP provides an internal allocation to its retail gas operations in North Dakota. The cost of service in the pending BMG gas rate reduction case includes this allocation to NSP's Arizona gas operations in the test year cost of service.

       As a result of the proposed transfer to New BMG, the internal NSP cost allocation will be replaced by a charge-back via the Administrative Services Agreement ("ASA"). The proposed Administrative Service Agreement provides a contractual mechanism
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whereby NSP and New BMG can provide various services to each other in order to take advantage of efficiencies and economies of scale and charge each other on a fully-allocated cost basis. Consistent with NARUC methods, the MPUC requires fully allocated cost allocations between NSP and regulated and non-regulated operations. This obligation is bilateral, so charge-backs by New BMG to NSP would also use fully allocated costing methods. The Tax Sharing Agreement ("TSA") will allow NSP and New BMG to reflect the impacts of NSP's consolidated corporate tax return, and is similar to numerous TSAs between NSP and subsidiaries.

       The Agreements are proposed to be effective on the date New BMG is established as an operating subsidiary of NSP, proposed to be May 1, 1999. The Agreements may be terminated by either party on 60 days notice thereafter.

       In order to minimize the risk that the Commission and the MPUC reach conflicting decisions, the ASA and TSA are being filed for review and approval by the MPUC contemporaneously with the instant filing. If requested, NSP will share pertinent materials from the MPUC proceeding with the Commission and parties to this proceeding.

VIII.  THE TRANSACTIONS ARE IN THE PUBLIC INTEREST

       The transactions will not change the provision of natural gas service to Arizona customers. The transfers will have no material, immediate or direct impact on NSP's pending gas rate reduction application (Docket No. G-3493-98-0705) and other tariffs of NSP on file with and approved by the Commission, and
                                     -17-
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will provide for better financial management of the Arizona gas operations.
The transfers would thus serve the public interest and should be approved.

        Moreover, waiver of A.A.C. R14-2-803 for NSP and its affiliates (except as related to the organization or reorganization of the New BMG or any affiliate thereafter subject to the jurisdiction of this Commission) will also serve the public interest. Finally, the proposed Administrative Services Agreement and Tax Sharing Agreements should also be approved because they satisfy the requirements of Ariz. Rev. Stat. Section 40-285 and A.A.C. R14-2-801 ET SEQ. Thus the proposed transfer, waiver, and, to the extent necessary, the Agreements should be approved.

IX.    ACCOMPANYING MATERIALS

       The following attachments are a list of all the materials and supporting documentation accompanying this Petition. This material is intended to constitute the material required by Arizona statutes and rules:


       Appendix A -  Proposed Accounting Entries

       Appendix B -  A.A.C. R14-2-803 Information

       Appendix C -  Administrative Services Agreement and Tax Sharing Agreement

X.     REQUESTED COMMISSION ACTION

       Based on all of the information provided in this Petition, the Commission should find that the transactions are consistent

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 with the public interest and should be approved.

 . . . . .
              RESPECTFULLY SUBMITTED this 25th day of January, 1999.

                                   FENNEMORE CRAIG, P.C.



                                   By /s/
                                     ----------------------------------
                                     Timothy Berg
                                     Theresa Dwyer
                                     3003 North Central, Suite 2600
                                     Phoenix, AZ  85012
                                   Attorneys for
                                   Northern States Power Company d/b/a Black
                                   Mountain Gas Company


ORIGINAL AND TEN COPIES
of the foregoing hand-delivered for
filing this 25th day of January, 1999, to:

ARIZONA CORPORATION COMMISSION
DOCKET CONTROL
1200 West Washington Street
Phoenix, AZ  85007

COPIES of the foregoing
hand-delivered this 25th
day of January, 1999, to:

Ray T. Williamson, Acting Director
Utilities Division
Arizona Corporation Commission
1200 West Washington Street
Phoenix, AZ  85007

Janice Alward
Legal Division
Arizona Corporation Commission
1200 West Washington Street
Phoenix, AZ  85007


----------------------------------

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